United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces the selection of Gustavo Pimenta as its next CEO

Rio de Janeiro, August 26, 2024 – Vale S.A. (“Vale” or “Company”) announces Gustavo Pimenta as the company’s next CEO. The executive was unanimously elected by the Board of Directors, after a rigorous selection process supported by an international headhunting company, in compliance with Vale's Bylaws, corporate policies, the Board’s internal regulations and applicable legislation.

The Chairman of Vale’s Board of Directors, Daniel Stieler, stated: “We are very happy and confident with the selection of Gustavo Pimenta to lead Vale. He gathers the necessary skills so that we can aspire a new virtuous cycle for the company, guided by our purpose, and with great potential for value creation for all our stakeholders. The succession process proved the high level of integrity, transparency and robustness of Vale’s governance.”

The Company's next CEO, Gustavo Pimenta, stated: “I thank the Board for the trust deposited on me to lead Vale in this new cycle. Let's go together on this journey, intensifying the dialogue with all our stakeholders and prioritizing the safety of people, our operations and the environment. I am sure that we will continue to advance in our mission, focusing on creating and sharing value, taking Vale to even higher levels.”

Vale’s current CEO, Eduardo Bartolomeo, said: "I am very optimistic about the choice of Gustavo Pimenta to lead Vale. He is a professional with well-regarded competence and commitment to the Vale of the Future, a Company that becomes safer and more reliable every day. With Gustavo Pimenta, I believe that Vale will continue firmly on its journey towards leadership in sustainable mining and creating value for all stakeholders.”

Leadership transition

The transition process will follow the schedule already published by the Company (available here). The Chairman of the Board, Daniel Stieler, stated: “We thank Eduardo Bartolomeo once again for his commitment and dedication in recent years and we count on his support in the transition process."

About Vale's next CEO

Gustavo Pimenta is an executive with global experience in the financial, energy and mining sectors, and with a career developed over 20 years in Brazil, the United States and Europe. In 2021, he assumed the position of executive Vice-president of Finance and Investor Relations at Vale S.A. He was also responsible for the Procurement and Energy & Decarbonization areas. Before joining Vale, Pimenta was an executive at AES for 12 years, accumulating extensive experience as Global CFO, director of Planning and Strategy and Vice President of Performance and Services at the company. He also served as Vice President of Strategy and M&A at Citigroup in New York. He has a degree in Economics from the Federal University of Minas Gerais and a master’s degree in finance and economics from Fundação Getúlio Vargas.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 26, 2024		Director of Investor Relations